UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras announces Teaser for the sale of onshore fields in Espírito Santo

Rio de Janeiro, May 27, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that it has started the opportunity disclosure phase (Teaser), related to the sale of its total equity interest in 27 mature onshore fields, including shared production outflow and treatment facilities located in Espírito Santo, in the Municipalities of São Mateus, Jaguaré, Linhares and Conceição da Barra, jointly designated as Cricaré Cluster.

Petrobras is the operator with 100% stake in all concessions, which comprise the following fields: Biguá, Cacimbas, Campo Grande, Córrego Cedro Norte, Córrego Cedro Norte Sul, Córrego Dourado, Córrego das Pedras, Fazenda Cedro, Fazenda Cedro Norte, Fazenda Queimadas, Fazenda São Jorge, Guriri, Inhambu, Jacutinga, Lagoa Bonita, Lagoa Suruaca, Mariricu, Mariricu Norte, Rio Itaúnas, Rio Preto, Rio Preto Oeste, Rio Preto Sul, Rio São Mateus, São Mateus, São Mateus Leste, Seriema and Tabuiaiá. In 2018, the average total production of these fields reached approximately 2.8 thousand bpd of oil and 11 thousand m3/day of gas.

The Teaser, which includes key information about the opportunity, as well as the eligibility criteria for the selection of potential participants, is available on the Petrobras website: http://www.petrobras.com.br/ri.

The main subsequent phases of the project will be timely informed to the market.

This disclosure is in compliance with Petrobras disinvestment methodology and according to the provisions of the special procedure for the sale of exploration, development and production of oil, natural gas and other fluid hydrocarbon set forth in Decree 9.355/2018.

This transaction is in line with the company’s portfolio optimization and improvement of its capital allocation, aiming at generating value for our shareholders.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website, which is accessible through hyperlink resulting from this URL, is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer